NO ACT DC

12-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023970

Received SEC

FEB 0 1 2008

Washington, DC 20549

February 1, 2008

James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/1/2008

Re: Eli Lilly and Company
Incoming letter dated December 19, 2007

Dear Mr. Lootens:

This is in response to your letters dated December 19, 2007 and January 24, 2008 concerning the shareholder proposal submitted to Lilly by The Great Neck Capital Appreciation LTD Partnership. We also have received letters on the proponent's behalf dated December 25, 2007 and January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 1 3 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

www.lilly.com

Lilly

Direct Dial: (317) 433-5455
Facsimile: (317) 277-1680
E-mail: bmantlo@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Phone 317 276 2000

VIA UPS OVERNIGHT DELIVERY

December 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

RE: Eli Lilly and Company – Shareholder Proposal Submitted by The Great Neck Capital Appreciation LTD Partnership on Annual Election of Directors

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of this letter as well as the shareholder proposal and supporting statement by the Great Neck Capital Appreciation LTD Partnership (the "Proponent"), represented by John Chevedden, attached hereto as Exhibit A (the "Proposal") received by Lilly on October 26, 2007. Lilly plans to file and mail its definitive 2008 proxy statement and form of proxy on or after March 10, 2008. Our annual meeting of shareholders will be held on April 21, 2008. Pursuant to Rule 14a-8(j)(1), we are submitting this letter not fewer than 80 days before the company intends to file its 2008 proxy materials with the SEC.

The Proposal states

> RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.
>
> This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

We believe Lilly may properly omit the Proposal from Lilly's 2008 proxy statement for the following reasons. To the extent these arguments are based on matters of law, this letter represents a supporting legal opinion of counsel.

I. Summary

We believe that the Proposal can properly be excluded under Rule 14a-8(i)(10), allowing exclusion of a proposal which has been substantially implemented. The staff has reached the same conclusion on similar proposals submitted to Lear Corporation (no action letter available February 7, 2007) and Schering-Plough Corp. (no action letter available February 2, 2006). We also believe the Proposal can properly be excluded under Rule 14a-8(i)(9), allowing exclusion of a proposal that directly conflicts with a company proposal (see, e.g., *Lear Corp.*, February 7, 2007).

II. Rule 14a-8(i)(10)

We believe that the Proposal has been substantially implemented because (a) Lilly's board has approved amendments to the articles of incorporation and bylaws and submitted the amendments for shareholder approval at our last annual shareholders' meeting (April 16, 2007), and has directed management to resubmit them for shareholder approval at the company's upcoming shareholders' meeting; and (b) shareholder approval is required under Lilly's articles and bylaws before annual election of directors can be implemented.

In order to change the way our directors are elected, and the term to which they are elected, the shareholders must approve amendments to the articles of incorporation. The board of directors does not have this authority. See Eli Lilly and Company, Articles of Incorporation, Section 9 attached as **Exhibit B**.

In December 2006, Lilly's board of directors unanimously adopted resolutions approving, and recommending to the shareholders for approval, amendments to the articles of incorporation to provide for the annual election of directors. Lilly submitted a proposal to our shareholders on April 16, 2007, which asked for shareholder approval of these amends to the articles of incorporation of the company. That proposal received the vote of approximately 75 percent of the outstanding shares, but failed to pass because it did not receive 80 percent of the outstanding shares, as required by the company's articles of incorporation. The board has directed management to submit the same proposal to shareholders for their reconsideration at the next shareholders meeting, on April 21, 2008. This management proposal will provide that, subject to approval of shareholders, the amendments to the articles and bylaws of the company will be effective upon filing with the Secretary of State of Indiana promptly after shareholder approval is obtained, annual election of directors for one-year terms, beginning with the 2009 annual meeting.

We believe that we have substantially complied with the terms stated in the Proposal. In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of a proposal in question (Release No. 34-20091, August 16, 1983). In determining whether a declassification proposal has been substantially implemented under Rule 14a-8(i)(10), the staff has looked to (a) whether a company must seek shareholder approval in order to provide for the annual election of directors; and (b) whether a shareholder will be provided the opportunity to give approval at the next annual meeting (see, e.g., *Lear Corp.*, February 7, 2007, where the staff granted relief for a proposal requesting the board to "take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director" because "Lear must receive shareholder approval in order to provide for the annual election of directors and that Lear will provide shareholders at Lear's 2007 Annual Meeting with an opportunity to approve an amendment to its certificate of incorporation to provide for the annual election of directors"; *Schering-Plough Corp.*, February 2, 2006, where the staff granted relief for a proposal requesting the board to "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director" because "Schering-Plough must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Schering-Plough's 2006 annual meeting"; and *Sabre Holdings Corporation*, March 2, 2005, and *The Goodyear Tire & Rubber Company*, February 28, 2005, where the staff granted relief for similar proposals for similar reasons.).

Even though declassification proposals have included language requesting that the proposal be implemented expeditiously (as in the current Proposal) or expressed a hope as to a one-year implementation (in the current Proposal this idea is expressed by the desire that "each director shall have a term of equal length from the date of first implementation to the greatest extent possible" – the equivalent of asking for one-year terms implemented in one year, where the primary goal is annual election), the staff has provided companies with the discretion to phase-in declassification of the board (see, e.g., *Lear Corp.*, February 7, 2007, where the staff granted relief in light of a management proposal which would phase-in implementation over a three-year period; *Northrop Grumman Corporation*, March 22, 2005, where the staff granted relief in light of a management proposal which would begin implementation starting the following year; and *Southwest Airlines Co.*, February 10, 2005, where the staff granted relief in light of a management proposal which would phase-in implementation).

Lilly does not have authority to completely declassify its board in one year, because under Indiana law the company cannot shorten the terms of previously elected directors. Under the company's articles of incorporation, a director may only be removed from office by the shareholders and "for cause". Attached as **Exhibit C** is an opinion from Indiana counsel addressing this point.

Based on the staff's position in the letters cited above, the fact that the company must receive shareholder approval to amend the company's articles of incorporation to provide for annual election of directors, and because shareholders will be given the opportunity to vote on these amendments at Lilly's next shareholder meeting, we believe that the Proposal has been substantially implemented.

III. Rule 14a-8(i)(9)

We also believe that the Proposal is excludable under Rule 14a-8(i)(9), which permits exclusion of a shareholder proposal which directly conflicts with a company proposal to be submitted to stockholders at the same meeting. Under Rule 14a-8(i)(9), companies may exclude proposals if an affirmative vote on both the company proposal and the stockholder proposal would result in an inconsistent, ambiguous, or inconclusive mandate from the company's stockholders (see, e.g., *Lear Corp.*, February 7, 2007; *Gyrodyne Co. of America, Inc.*, October 31, 2005; *Croghan Bancshares, Inc.*, March 13, 2002; and *The Gabelli Equity Trust*, March 15, 1993). The Proposal directs "annual election of each director in the most expeditious manner possible ... so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible", which conflicts with the management proposal to phase-in implementation over a three-year period.

IV. Rule 14a-8(i)(2)

To the extent that the Proposal requires Lilly to shorten the existing terms to which directors have been elected, it must be revised to affect only future elections of directors, following the conclusion of their existing terms, in order to avoid violating Indiana law. (see the opinion of counsel attached as **Exhibit C**). Lilly's articles of incorporation only allow the removal of incumbent directors by shareholder vote and "for cause" (see **Exhibit B**), so neither the directors nor the company have the authority to shorten the terms of incumbent directors. In *DT Industries, Inc.*, August 10, 2001, the staff required a proponent to amend a similar proposal so as "not [to] affect the unexpired terms of directors (see also *Schering-Plough Corp.*, February 2, 2006; *The Boeing Company*, February 23, 1999 and *North Bancshares, Inc.*, January 29, 1998).

Should the Proposal be so revised, we believe that it would fall squarely within the analysis set out in section II above.

V. Conclusion

The company believes, for the reasons stated above, that the Proposal may be properly omitted from the company's proxy materials.

In accordance with Rule 14a-8(j), we are by separate letter advising the Proponent of Lilly's intention to omit the Proposal from its proxy statement and providing it with a copy of this letter and the attached exhibits.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its 2008 Annual Meeting of Shareholders. We would appreciate your response not later than February 1, 2008 so that Lilly may be able to meet its timetable for distributing its proxy materials.

Should you disagree with our conclusions, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to the foregoing, please do not hesitate to call me at 317-276-5835.

Please acknowledge receipt of this letter and the attached material by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope.

Very truly yours,

Bronwen Mantlo

Bronwen Mantlo
Assistant Secretary and Associate General Counsel

BM/mat
Enclosures

cc: Mark Filiberto, General Partner
The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Exhibit A

James B Lootens /AM/LLY
10/28/2007 11:40 AM

To Bronwen Mantlo/AM/LLY@Lilly
cc
bcc
Subject Fw: Rule 14a-8 Proposal (LLY)

History: This message has been replied to.

----- Original Message -----
From: olmsted [olmsted7p@earthlink.net]
Sent: 10/26/2007 03:23 PM MST
To: James Lootens
Subject: Rule 14a-8 Proposal (LLY)

Mr. Lootens, Please see the attachment for the rule 14a-8 proposal and submittal letter.
Sincerely,

John Chevedden lly.pdf LLY.doc

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave. Suite C114, Lake Success, NY 11042

October 26, 2007

Mr. Sidney Taurel
Chairman
Eli Lilly and Company (LLY)
Lilly Corporate Center
Indianapolis, IN 46285

Rule 14a-8 Proposal

Dear Mr. Taurel,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205, Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: James Lootens
Corporate Secretary
Phone: 317 276-2000
PH: 317-276-5835
Fax: 317-276-4878
FX: 317-277-1680

[LLY: Rule 14a-8 Proposal, October 26, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.

This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

This topic won our 57%-support at our 2006 annual meeting and 75%-support at our 2007 annual meeting. In 2007 our board submitted this topic for vote as its own management proposal. However our board failed to obtain the 80% supermajority vote needed to pass its proposal for annual election of each director and by a relatively small percentage. Mr. Fisher, Chairman of our Governance Committee, apparently did not facilitate a special solicitation filing in order to make a better effort to obtain the 80% vote.

I believe this proposal topic would have passed at our 2007 annual meeting had Mr. Fisher simply facilitated a special solicitation to obtain a relatively small extra percentage of votes needed to pass. Indeed our 2007 annual proxy statement said, "The company commonly obtains favorable votes of well over 80% of the outstanding shares for management proposals."

This topic also won a 69% yes-vote average at 44 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director and the adoption of shareholder proposals upon receiving their first majority vote. One proxy advisory service recommended no-votes for directors who do not adopt a shareholder proposal after winning its first majority vote.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Source: "Take on the Street" by Arthur Levitt.

Please encourage our directors to respond positively to our 57% and 75% supporting votes by again voting yes:

Elect Each Director Annually –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Articles of Incorporation
(as amended and restated through October 20, 1998)

* * *

9. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

* * *

2. The Board of Directors (exclusive of Preferred Stock Directors) shall be divided into three classes, with the term of office of one class expiring each year. At the annual meeting of shareholders in 1985, five directors of the first class shall be elected to hold office for a term expiring at the 1986 annual meeting, five directors of the second class shall be elected to hold office for a term expiring at the 1987 annual meeting, and six directors of the third class shall be elected to hold office for a term expiring at the 1988 annual meeting. Commencing with the annual meeting of shareholders in 1986, each class of directors whose term shall then expire shall be elected to hold office for a three-year term. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve for the remainder of the term of the director being replaced or, in the case of an additional director, for the remainder of the term of the class to which the director has been assigned. All directors shall continue in office until the election and qualification of their respective successors in office. When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, as to make all classes as nearly equal in number as possible. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless the By-laws so provide.
3. Any director or directors (exclusive of Preferred Stock Directors) may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock (as defined in Article 13 hereof), voting together as a single class.
4. Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article 9.

Exhibit C

BAKER & DANIELS LLP

EST. 1863

600 E. 96th Street, Suite 600 • Indianapolis, Indiana 46240
Tel. 317.569.9600 • Fax 317.569.4800
www.bakerdaniels.com

INDIANA
WASHINGTON, D.C.
CHINA

December 14, 2007

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Ladies and Gentlemen:

You have requested our opinion with respect to certain issues of Indiana law in connection with the shareholder proposal you have received from the Great Neck Capital Appreciation LTD Partnership requesting that Eli Lilly and Company, an Indiana corporation (the "Company"), change its corporate governance practices to require the annual election of directors (the "Proposal"). The Proposal requests that the Company "take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible."

You have asked whether Indiana law permits the Company to shorten the existing terms to which directors of the Company have been elected. The Company's Articles of Incorporation currently provide that the Company's directors serve three year terms of office, with one-third of the directors' terms expiring each year over a three-year period.

All incumbent directors of the Company have been elected to three-year terms of office. The provisions creating the current classified structure are contained in Article 9(b) of the Articles of Incorporation. Article 9(c) provides that directors may be removed from office only for cause and by the affirmative vote of at least 80% of the outstanding voting shares. Any amendment to either Article 9(b) or 9(c) would require: (1) a recommendation from the Board of Directors; (2) the affirmative vote of at least 80% of the outstanding voting shares; and (3) the filing of Articles of Amendment with the Indiana Secretary of State.

For purposes of this opinion letter, we have reviewed the Proposal, the Articles of Incorporation and Bylaws of the Company and such provisions of Indiana law as we deemed necessary.

Based on the foregoing, we are of the opinion that the Company does not have the authority under Indiana law to shorten the existing terms of the incumbent directors.

The opinion expressed in this letter is limited to the laws of the State of Indiana and we do not express any opinion with respect to the laws of any other jurisdiction.

This opinion letter is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. This opinion letter speaks only as of the date hereof and is limited to present statutes, regulations and administrative and judicial interpretations. We undertake no responsibility to update or supplement this opinion letter after the date hereof.

Very truly yours,

Baker & Daniels LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 25, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Eli Lilly and Company (LLY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The text of the rule 14a-8 proposal states (bold added):

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and **in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.**

This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

The above text clearly calls for declassification of the board and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible. The company proposal clearly does not call for each director to have a term of equal length. To the contrary the company proposal calls for directors to have terms of unequal length for 3-years.

None of the purported company precedents address a rule 14a-8 proposal that each director shall have a term of equal length from the date of first implementation of declassification.

The directors of the company can easily implement this proposal by each agreeing to resign immediately before the company fully adopts the above rule 14a-8 proposal. The company does not need any so-called "authority" for director "removal" if each director agrees to resign.

Company directors can resign in one election cycle. For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

There is no conflict between the rule 14a-8 proposal and the company proposal. The rule 14a-8 proposal is simply more efficient in accomplishing the same ultimate goal.

The company failed to note that its half-hearted effort in 2007 to adopt this shareholder proposal topic as a company proposal did not even include a special solicitation to obtain the challenging 80%-vote required. The half-hearted company effort in 2007 could be interpreted as simply a sham effort to scuttle this proposal topic and wear-down the overwhelming shareholder support for this topic.

The company position is counter to this response to an Alaska Air Group, Inc. no action request which did not exclude a shareholder proposal and a company proposal on the same general topic:

Alaska Air Group, Inc. (March 13, 2001)
"We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9)."

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
The Great Neck Capital Appreciation LTD Partnership

Bronwen Mantlo <mantlo_bronwen@lilly.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Eli Lilly and Company (LLY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

This company January 24, 2008 supplement seems to tacitly admit that its directors can resign (at least in the needed technical manner) to allow transition to annual election of each director so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible. The voluntary resignation and re-nomination of the directors for one-year terms would allow this proposal to be adopted. This proposal does not call for forced resignations.

Although the shareholder party December 25, 2007 letter challenged the company opinion on this point, after a full month to compose a letter the company does not even specifically address the fact that each of its directors can resign voluntarily at the same time (at least in a technical manner) and be re-nominated for one-year terms and thus avoid unequal terms for directors.

As a diversion the company cites Second Bancorp Inc. (February 12, 2001) where a shareholder proposal specifically called for a named director to permanently resign:

> SHAREHOLDER PROPOSAL:
> That the Board of Directors request that Mr. Alan G. Brant resign from the Board of Directors of Second Bancorp Inc. and that such resignation be effective within five (5) business days after the conclusion of the Annual Meeting.

Additionally Amgen Inc. (AMGN) transitioned to annual election of each director and avoided unequal terms for its directors. The following text is from the 2007 Amgen annual meeting proxy (bold added):

> If the proposed amendments to the Restated Certificate of Incorporation and the proposed amendments to the Bylaws described in Item 4 below are approved by our stockholders, the classification of the Board will be eliminated, **the current term of office of each director will end at the next annual meeting of stockholders and directors will thereafter be elected for one-year terms at each annual meeting of stockholders.** Furthermore, any director chosen as a result of a newly created directorship or to fill a vacancy on the Board will hold office until the next annual meeting of stockholders.

Unequal terms could create an **imbalance risk** on the board with 3-year term directors feeling less accountable to shareholders than other directors for a period of years. And the directors who might feel least accountable could be the least qualified directors on the entire board and company performance could thus suffer.

Plus changes in the overall economy, the industry or in the company itself over the next several years could make the most qualified directors today the least qualified directors in several years from now.

The company fails to acknowledge that Schering-Plough Corp. (February 2, 2006) involved a proposal with materially different text.

This continues the text of the December 25, 2007 response:
The text of the rule 14a-8 proposal states (bold added):

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and **in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible.**

This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

The above text clearly calls for declassification of the board and in a manner so that each director shall have a term of equal length from the date of first implementation to the greatest extent possible. The company proposal clearly does not call for each director to have a term of equal length. To the contrary the company proposal calls for directors to have terms of unequal length for 3-years.

None of the purported company precedents address a rule 14a-8 proposal that each director shall have a term of equal length from the date of first implementation of declassification.

The directors of the company can easily implement this proposal by each agreeing to resign immediately before the company fully adopts the above rule 14a-8 proposal. The company does not need any so-called "authority" for director "removal" if each director agrees to resign.

Company directors can resign in one election cycle. For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

There is no conflict between the rule 14a-8 proposal and the company proposal. The rule 14a-8 proposal is simply more efficient in accomplishing the same ultimate goal.

The company failed to note that its half-hearted effort in 2007 to adopt this shareholder proposal topic as a company proposal did not even include a special solicitation to obtain the challenging 80%-vote required. The half-hearted company effort in 2007 could be interpreted as simply a sham effort to scuttle this proposal topic and wear-down the overwhelming shareholder support for this topic.

The company position is counter to this response to an Alaska Air Group, Inc. no action request which did not exclude a shareholder proposal and a company proposal **on the same general topic**:

Alaska Air Group, Inc. (March 13, 2001)
"We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9)."

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
The Great Neck Capital Appreciation LTD Partnership

Bronwen Mantlo <mantlo_bronwen@lilly.com>

www.lilly.com

James B. Lootens
Secretary and Deputy General Counsel
Phone 317 276 5835 Fax 317 277 1680
E-Mail lootens.j.b@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

Phone 317 276 2000

January 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

RE: Eli Lilly and Company - Shareholder Proposal Submitted by The Great Neck Capital Appreciation LTD Partnership on Annual Election of Directors

Ladies and Gentlemen:

On December 19, 2007, we submitted a letter to request confirmation from the Staff of the Division of Corporation Finance that it will not recommend enforcement action to the Securities and Exchange Commission if Eli Lilly and Company ("Lilly") omits from its 2008 proxy materials a shareholder proposal and statement of support (the "Proposal") by the Great Neck Capital Appreciation LTD Partnership (the "Proponent"), represented by John Chevedden.

This letter briefly responds to Mr. Chevedden's letter dated December 25, 2007. First, Mr. Chevedden indicates that directors can resign and accomplish declassification in one election cycle. As we stated in our no-action request, under Indiana law Lilly does not have the authority to shorten the terms of previously elected directors. To the extent the Proponent seeks to indirectly require the resignation of current directors, such a requirement is inappropriate subject matter for shareholder action under Rule 14a-8(i)(8). The Staff has consistently granted Rule 14a-8(i)(8) relief for proposals that seek the resignation of current directors. *See, e.g., J.C. Penney Co., Inc. (Rasmussen)* (March 19, 2001) (proposal requiring the resignation or removal of current Board found excludable under (i)(8) as relating to an election for membership on its Board of Directors); *Second Bancorp Inc.* (February 12, 2001) (proposal that the Board request a director to resign found excludable under (i)(8)). The Proponent should not be allowed to circumvent the purpose of the Rule 14a-8(i)(8) exclusion by indirectly seeking the resignation of current directors. Rather, the specific implementation of the Proposal should be left to the Board. We note that Mr. Chevedden has previously attempted this "director resignation" argument, with the Staff finding the proposal excludable. *See Schering-Plough Corp.* (February 2, 2006).

Second, the fact that we did not refer to Mr. Chevedden's statements regarding the 2007 company board declassification proposal does not in any way mean that we agree with those statements. Management used all reasonable efforts to secure shareholder approval of that proposal, as it routinely does with all company proposals. In fact, our decision to seek shareholder approval for a second time indicates management's commitment to this issue.

We are sending the Proponent a copy of this response. Should you have any questions regarding this matter or require any additional information, please do not hesitate to call me at 317-276-5835.

Very truly yours,

James B. Lootens
Secretary and Deputy General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 19, 2007

The proposal requests that the board take the steps necessary to adopt the annual election of each director in the most expeditious manner possible.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Lilly will provide shareholders at Lilly's 2008 Annual Meeting with an opportunity to approve an amendment to Lilly's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lilly relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

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